UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017

(Full mailing address of principal executive offices)

212-401-6930

(Issuer’s telephone number, including area code)

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Compound Projects, LLC (the “Company”), Compound Asset Management, LLC (the “Manager”), each series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described under the heading “Risk Factors” included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Compound Projects, LLC is a Delaware series limited liability company that has been formed to permit public investment in specific real estate properties, each of which will be owned by a separate series of the Company, or “Series”, that we intend to establish.  Each Series will hold the specific property that it acquires in a wholly owned subsidiary which will be a Delaware limited liability company. Since its formation in September 2019, the Company has been engaged primarily in acquiring properties (the “Properties”) for its Series.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company. Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is majority owned by OpenDeal Inc., dba Republic (“Republic”). While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

Our Properties

To date, we have established four Series of our membership interests, Series #Reach, Series #Flatiron, Series #Illume and Series #44 East, which have acquired or have agreed to acquire the following properties:

•	On January 21, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of Series #Reach, acquired unit #1805 at Reach Brickell City Centre, a residential condominium located at 68 SE 6th Street, Miami, Florida (the “Series #Reach Property”) for $445,000.
•	On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #300 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000
•	On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000
•	On January 7, 2020, Compound 44 East, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750.

Please see the heading “Description of Series” of our offering statement on Form 1-A, as amended and supplemented to date (file no. 024-11133) (the “Offering Statement”), for more details regarding these properties.

Our Securities Offerings

Series #Reach

During the six months ended June 30, 2020, we sold 66,468 Series #Reach Interests and received $319,046 in gross proceeds through a private placement offering pursuant to Regulation D 506 (c) of the Securities Act of 1933. During the six months ended June 30, 2020, we also sold 19,464 Series #Reach Interests and received $93,502 in gross proceeds through a Regulation CF offering. In addition, as of June 30, 2020, we had received subscriptions for an additional 10,140 Series #Reach Interests for gross proceeds of $48,672 offered under Regulation A+ that had not yet closed.

Between July 1, 2020 and September 25, 2020, we completed the following offerings:

Series #44 East: In August 2020, we completed an offering of 30,000 Series #44 East interests under the Regulation Crowdfunding, or Regulation CF, exemption from registration provided by Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $193,500. These proceeds are intended to be used to pay part of the purchase price of the Series #44 East Property.

Series #Flatiron: In August 2020, we completed an offering of 56,391Series #Flatiron interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $300,000. These proceeds were used to pay part of the purchase price of the Series #Flatiron Property. In August 2020, we sold an additional 3,000 Series #Flatiron interests in a private placement offering under Regulation D, Rule 506(b) under Section 4(a)(2) of the Securities Act, receiving gross proceeds of $14,850. These proceeds were used to pay part of the purchase price of the Series #Flatiron Property.

Series #Illume: In August 2020, we completed an offering of 70,000 Series #Illume interests under the Regulation CF exemption from registration provided by Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $324,100. These proceeds were used to pay part of the purchase price of the Series #Illume Property. In August 2020, we sold an additional 3,000 Series #Illume interests in a private placement offering under Regulation D, 506(b) under the Securities Act, receiving gross proceeds of $17,200. These proceeds were used to pay part of the purchase price of the Series #Illume Property.

Operating Results

Revenues and expenses are generated at the Series level.

Series #Reach

On April 6, 2020 we entered into a lease agreement for the Series #Reach Property. The lease has a 12-month term beginning on May 1, 2020 and ending on April 30, 2021 with a monthly rent of $2,750. As of June 30, 2020, Series #Reach had generated $5,350 of revenues and incurred operating costs of approximately $10,726 including $4,172 of condominium association fees, $1,134 of insurance expense, $945 for third-party services, $750 for property management, $275 of bank fees, $200 of repairs and maintenance, and a $3,250 brokerage fee.

No other Series had commenced operations as of June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2020, Series #Reach had $6,982 in cash. No other Series had any cash or cash equivalents.

In order to complete the acquisition of the Series #Reach Property, the Series #Reach borrowed $449,078 from the Manager. As of June 30, 2020, this loan had been paid down to $49,078 and was fully paid off in July 2020. No interest was charged on this loan. As of June 30, 2020, the Series #Reach owes the Manager $2,560 in expenses incurred on behalf of the Series #Reach.

As of June 30, 2020, the Manager had incurred approximately $57,351 of offering expenses on behalf of the Company of which $8,251 were allocated to Series #Reach and reimbursed to the Manager. The remaining $49,100 of offering costs incurred by the Manager are intended to be reimbursed through subsequent Series’ offerings, subject to a maximum reimbursement of no more than 2% of gross offering proceeds.

Each Series will repay any loans or deposits used to acquire its Property with proceeds generated from the closing of the Offering of such Series.  No Series will have any obligation to repay a loan incurred by the Company to purchase a Property for another Series.

Plan of Operations

We intend to operate each of the Properties as rental units and following the closing of each property, list the unit for rent with a leasing broker. We intend to hold each Property for 3-5 years during which time, we will operate the properties as a rental income property. During this period, we intend to distribute any Free Cash Flow to Investors.

As each of our Properties reaches what we believe to be its optimum value, we will consider disposing of the Property. The determination of when a particular Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing leases on a Property may impact the potential sales price. The Manager may determine that it is in the best interests of members to sell a Property earlier than 3 years or to hold a Property for more than 5 years.

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve months.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional Properties for the Series conducting the offerings.

Market Outlook - Real Estate

As a result of the global outbreak of the COVID-19 pandemic during the first half of 2020, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the COVID-19 outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future performance and future financial results. We are unable to quantify the impact the COVID-19 outbreak may have on our future financial results at this time and an adverse market environment could materially impact the value of our properties and our properties’ operations.

The magnitude and duration of the COVID-19 pandemic and its impact on us and our future results of operations will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. In February 2020, the U.S. economy entered into a recession, the severity of which is unpredictable but expected to be significant. The prolonged duration and impact of the COVID-19 pandemic could continue to materially disrupt our future operations and impact our financial performance.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

COMPOUND PROJECTS, LLC

CONSOLIDATED BALANCE SHEETS

	June 30, 2020 (unaudited)					December 31, 2020.
(US$)	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC	Compound Projects, LLC
Assets:
Investment Properties, at cost	$449,078	$—	$—	$—	$449,078	$—
Less-accumulated depreciation	(7,203)	—	—	—	(7,203)	—
Investment properties, at cost, net	441,875	—	—	—	441,875	—
Cash	6,982	—	—	—	6,982	—
Deferred Offering Costs	—	—	—	—	47,751	21,087
Deposits for real estate acquisitions	—	85,612	23,250	20,550	129,412	44,500
Total Assets	448,857	85,612	23,250	20,550	626,020	65,587

Liabilities and Members’ Equity (Deficit)
Liabilities:
Accounts payable and accrued expenses	—	—	—	—	—	—
Security deposits & Pre-paid rent	5,500	—	—	—	5,500	—
Due to related party	51,638	85,612	23,250	20,550	228,801	65,587
Total Liabilities	57,138	85,612	23,250	20,550	234,301	65,587

Members’ Equity
Membership Contributions	412,549	—	—	—	412,549	—
Net Loss	(20,830)	—	—	—	(20,830)	—
Total Members' Equity	391,719	—	—	—	391,719	—
Total Liabilities and Members’ Equity (Deficit)	$448,857	$85,612	$23,250	$20,550	$626,020	$65,587

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Six Months Ended June 30, 2020
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC
Revenues	$5,350	$—	$—	$—	$5,350
Operating expenses
HOA Fees	(4,172)	—	—	—	(4,172)
Repairs & Maintenance	(200)	—	—	—	(200)
Leasing fees	(3,250)	—	—	—	(3,250)
Bank Fees	(275)	—	—	—	(275)
Property management	(750)	—	—	—	(750)
Third-party services	(945)	—	—	—	(945)
Insurance	(1,134)	—	—	—	(1,134)
Depreciation	(7,203)	—	—	—	(7,203)
Offering expenses	(8,251)	—	—	—	(8,251)
Total expenses	(26,180)	—	—	—	(26,180)
Net Loss	$(20,830)	$—	$—	$—	$(20,830)

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Six Months Ended June 30, 2020
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC
Balance at December 31, 2019	$—	$—	$—	$—	$—
Capital Contributions	412,549	—	—	—	412,549
Distributions	—	—	—	—	—
Net Loss	(20,830)	—	—	—	(20,830)
Balance at June 30, 2020	$391,719	$—	$—	$—	$391,719

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOW

(UNAUDITED)

	Six Months Ended June 30, 2020
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC
Cash Flows from Operating Activities
Net Loss	$(20,830)	$—	$—	$—	$(20,830)
Security Deposit & Pre-paid rent	5,500	—	—	—	5,500
Depreciation	7,203	—	—	—	7,203
Net Cash Used In Operating Activities	(8,127)	—	—	—	(8,127)
Cash Flows From Financing Activities
Repayment of Notes Payable to Manager	(400,000)	—	—	—	(400,000)
Membership Contribution	412,549	—	—	—	412,549
Funds provided by Manager	451,638	85,612	23,250	20,550	581,050
Net Cash Provided By Financing Activities	464,187	85,612	23,250	20,550	593,599
Cash Flow From Investing Activities
Real estate acquisitions and deposits	(449,078)	(85,612)	(23,250)	(20,550)	(578,490)
Net Cash Provided by Investing Activities	(449,078)	(85,612)	(23,250)	(20,550)	(578,490)
Net Change In Cash	6,982	—	—	—	6,982
Cash at Beginning of Period	—	—	—	—	—
Cash at End of Period	$6,982	$—	$—	$—	$6,982

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

1.	ORGANIZATION

Compound Projects, LLC (the “Company”) is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or “Series”, that we intend to establish.  As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is majority owned by OpenDeal Inc., dba Republic (“Republic”). While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

The Manager is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as its Series #Reach. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of June 30, 2020, our Manager has incurred $57,351 of offering expenses of behalf of our Company of which $8,251 was allocated to Series #Reach and was reimbursed from proceeds of the Series #Reach offerings.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

3.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4.	RELATED PARTY TRANSACTIONS

On October 21, 2019, the Manager entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. On November 6, 2019, the Manager assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. In order to complete the acquisition of the Series #Reach Property, the Series #Reach borrowed $449,078 from the Manager. As of June 30, 2020, this loan had been paid down to $49,078 and was fully paid off in July 2020. No interest was charged on this loan. As of June 30, 2020, the Series #Reach owes the Manager $2,560 in acquisition and operating expenses incurred on behalf of the Series #Reach.

6.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 25, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Property Acquisitions

•	On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #300 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000
•	On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000. On August 31, 2020, we issued a promissory note to our Manager in the amount of $133,800 as part of the acquisition of the Series #Illume Property. The promissory note has an 18-month term does not bear any interest.

•	On January 7, 2020, Compound 44 East, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750.

Securities Offerings

Between July 1, 2020 and September 25, 2020, we completed the following securities offerings:

Series #Reach: We completed the sale of 10,140 Series #Reach Interests for gross proceeds of $48,672 offered under Regulation A+.

Series #44 East: In August 2020, we completed an offering of 30,000 Series #44 East interests under the Regulation Crowdfunding, or Regulation CF, exemption from registration provided by Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $193,500. These proceeds are intended to be used to pay part of the purchase price of the Series #44 East Property.

Series #Flatiron: In August 2020, we completed an offering of 56,391Series #Flatiron interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $300,000. These proceeds were used to pay part of the purchase price of the Series #Flatiron Property. In August 2020, we sold an additional 3,000 Series #Flatiron interests in a private placement offering under Regulation D, Rule 506(b) under Section 4(a)(2) of the Securities Act, receiving gross proceeds of $14,850. These proceeds were used to pay part of the purchase price of the Series #Flatiron Property.

Series #Illume: In August 2020, we completed an offering of 70,000 Series #Illume interests under the Regulation CF exemption from registration provided by Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $324,100. These proceeds were used to pay part of the purchase price of the Series #Illume Property. In August 2020, we sold an additional 3,000 Series #Illume interests in a private placement offering under Regulation D, 506(b) under the Securities Act, receiving gross proceeds of $17,200. These proceeds were used to pay part of the purchase price of the Series #Illume Property.